laura aNTHONy, esquire

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE, LLM

JOHN CACOMANOLIS, ESQUIRE

MARC S. WOOLF, ESQUIRE

OF COUNSEL:

CRAIG D. LINDER, ESQUIRE

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQUIRE

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM Email: lrothstein@legalandcompliance.com

June 16, 2017

VIA ELECTRONIC EDGAR FILING

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Chron Organization, Inc. (formerly South American Properties, Inc.)
Amendment No. 1 to Form 10-12G
Filed April 21, 2017
File No. 000-55771

Dear Ms. Wray:

The Chron Organization, Inc. (the “Company”) is in receipt of the staff’s comment letter dated June 12, 2017 relating to the Company’s registration statement on Form 10-12G (Amendment No. 1) (the “Registration Statement”) filed with the SEC on May 26, 2017. We note that we have contemporaneously filed Amendment No. 2 to the Registration Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Item 10. Recent Sales of Unregistered Securities, page 20

1. We note your disclosure that the shares of Class A Common Stock, Class B Common Stock, convertible notes, warrants and preferred stock issued by the company and discussed in this section were issued in reliance upon the exemption from registration afforded by the provisions of Securities Act Section 4(a)(2). Please state briefly the facts relied upon to make the Section 4(a)(2) exemption available. With respect to the unspecified number of third parties (i) who paid $165,000 for your Class A Common Stock and (ii) who paid $125,000 for your Series A Preferred Stock, as described toward the end of the list of unregistered issuances, please name the purchasers or identify the class of persons to whom the securities were sold. Refer to Item 701(b) and (d) of Regulation S-K.

Response: The Company has revised its disclosure to provide a brief description of key facts relied on upon to make the Section 4(a)(2) exemption available to the Company. In addition, additional disclosure has been provided regarding the number of third parties (i) who paid $165,000 for the Class A Common Stock and (ii) who paid $125,000 for the Series A Preferred Stock. Further, the Company disclosed ‘the class of persons’ to whom the securities were sold as permitted under Item 701(b) and (d) of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

June 16, 2017

In addition to the staff’s comments, we note the following additional revisions in Amendment No. 2:

1.	Corrects a scrivener error in the time period for certain issuances of unregistered Class A Common Stock and Series A Preferred Stock after December 31, 2016;

2.	Includes disclosure of issuance of warrants that were part of a previously disclosed issuance of Series A Preferred Stock;

3.	Includes disclosure of issuance of warrants;

4.	Includes disclosure of an offering of the Company’s unregistered securities after the date of filing of Amendment No. 1; and

5.	Includes conforming changes in the notes to the Financial Statements for the period ended March 31, 2017

If the staff has any comments regarding Amendment No. 2 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Chron Organization, Inc.

By:	/s/ Alex Rodriguez
Alex Rodriguez Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832